111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.2015 www.shefskylaw.com

Kimberly M. Copp Direct: (312) 836-4068 Facsimile: (312) 275-7557 E-mail: kcopp@taftlaw.com
In Reference to: F25793-00001

April 21, 2014

Via EDGAR
Mr. Perry Hindin
Special Counsel – Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549-3628

Re:
Comment Letter dated April 11, 2014:
NTS Realty Holdings Limited Partnership (the “Company”)
Preliminary Information Statement
Filed March 17, 2014
File No. 1-32389

Schedule 13E-3
Filed March 17, 2014
File No. 5-86291

Dear Mr. Hindin:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter dated April 11, 2014. We are filing concurrent herewith Amendment No. 1 to the Schedule 13E-3 originally filed on March 17, 2014 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Preliminary Information Statement on Schedule 14C originally filed on March 17, 2014 (the “Amended Information Statement”), and are including marked copies highlighting changes made from the originally filed Schedule 13E-3 and Preliminary Information Statement.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses underneath each comment.

Taft Stettinius & Hollister LLP	Chicago / Cincinnati / Cleveland / Columbus / Dayton / Indianapolis / Northern Kentucky / Phoenix

Mr. Perry Hindin
April 21, 2014

Preliminary Information Statement

General

1.           Please confirm the inapplicability of Item 402(t) of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 5(a)(5) of Schedule 14A.

The Company hereby confirms the inapplicability of Item 402(t) of Regulation S-K. Disclosure to this effect is included in the Amended Information Statement under the section “SPECIAL FACTORS - Interests of Certain Persons in the Merger – Other Merger-Related Compensation.”

The Merger and Settlement Agreement, page 2

2.           We note the disclosure regarding the timing of the various Court actions that must occur prior to consummation of the merger and before determination of the actual Net Settlement Payment. Please advise us of the filing person’s intent to disseminate the information statement to NLP’s stockholders prior to the Court’s entry of an Order and Final Judgment and grant of the application by plaintiff’s counsel for an award of attorneys’ fees and expenses and reimbursement of litigation expenses and an incentive award to the named plaintiffs in the Actions. In responding to this comment, please consider the filing persons’ obligations under Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii) and Schedule 13E-3, generally, and Item 4 of Schedule 13E-3 and 1004(a)(2)(ii) and Item 1014 of Regulation M-A, specifically. Also refer to Note 1 to Exchange Act Rule 14c-5(a). Please also refer to our comment 6 below.

The Company desires to file and disseminate a Definitive Information Statement to NLP’s unitholders as soon as possible and, hopefully, prior to the Court’s entry of an Order and Final Judgment (which Order and Final Judgment is expected to be entered on or after the Final Settlement Hearing to be held on April 24, 2014).  The Company believes that it can promptly disseminate a Definitive Information Statement and satisfy its disclosure obligations because the Company is aware, today, of the “minimum” amount of the per Unit merger consideration that will be paid to the Company’s Unitholders in connection with the merger transaction.

As described in the Amended Information Statement, pursuant to the Merger Agreement, each NLP Unit (other than those Units owned by Messrs. Nichols and Lavin or their affiliates) will be converted into the right to receive cash consideration (the “Merger Consideration”) equal to: (i) $7.50 per Unit plus (ii) a pro rata share of a settlement fund of $7,401,487 (representing $1.75 per Unit) less fees and expenses of plaintiffs’ counsel and an incentive award, if any, payable to the named plaintiffs in the case, as awarded by the Court.  Recently, plaintiffs’ counsel filed with the Court their petition (the “Petition”) for an award of attorneys’ fees and expenses and an incentive award.  Pursuant to the Petition, plaintiffs’ counsel has requested that the Court award it fees equal to 30% of the $7,401,487 settlement fund (i.e., $2,220,446, representing approximately $0.53 per Unit) and reimbursement of expenses aggregating approximately $123,930 (representing approximately $0.03 per Unit).  Additionally, the Petition requests that the Court grant an incentive award to the named plaintiffs in the case of $50,000 (representing approximately $0.01 per Unit).  Assuming that the Court grants plaintiffs’ counsel the full amount of their requested fees and expense reimbursements and grants the named plaintiffs in the case the full amount of the incentive award requested by such plaintiffs, the net per Unit

Mr. Perry Hindin
April 21, 2014

merger consideration payable to NLP Unitholders (other than the Nichols and Lavin Limited Partners) will be $8.68 per Unit.  The amount of the Merger Consideration may increase above $8.68 per Unit if the Court should determine that the fees and expenses to be awarded to plaintiffs’ counsel and the incentive award to be awarded to the named plaintiffs in the case should be less than that which plaintiffs’ counsel and the plaintiffs have requested of the Court.

The Company has updated the disclosure throughout the Amended Information Statement to disclose the minimum net merger consideration payable per Unit.  Additionally, throughout the Amended Information Statement, the Company has re-calculated any stated “premium” that the per Unit merger consideration represents over historic Unit prices based on this minimum per Unit amount.

Additionally, with respect to the Final Settlement Hearing to be held before the Court on April 24, 2014, any person wishing to appear at the hearing to object to the settlement must have, no later than ten (10) calendar days prior to the Final Settlement Hearing, filed with the Court: (i) a written notice of such person’s intention to appear; (ii) a statement of such person’s objections to any matters before the Court; and (iii) the grounds for such objections and the reasons that such person desires to appear and be heard.  The ten-day period for filing any such notice expired on April 14, 2014 without any filings being made.  Accordingly, the Company does not expect any objectors to appear at the Final Settlement Hearing.

Therefore, the Company believes that there is little to no risk in finalizing and disseminating a Definitive Information Statement prior to the Final Settlement Hearing.  Should something occur at the hearing that is unexpected and material to the Company’s or the 13E-3 Filing Person’s disclosures, the Company and the 13E-3 Filing Persons understand that pursuant to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii), such material change in information must be disclosed promptly in a manner reasonably calculated to inform NLP’s Unitholders.

Background of the Merger, page 11

3.           We refer to the Staff comment letter from Peggy Kim to Cezar Froelich, dated February 26, 2013 regarding the Schedule 13E-3 filed on February 4, 2013 by NLP, including comment 4 therein. As noted in comment 4 of that letter, each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Any such written materials, such as board books, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. While it appears that the Schedule 13E-3 includes as exhibits the materials presented by Centerboard Securities on February 24, 2014 as well as the opinion of Centerboard Securities dated as of the same date, it does not appear that the filing persons have filed Centerboard Securities’ presentation materials dated November 14, November 27 or December 27, 2012 or Centerboard Securities’ opinion dated December 27, 2012. Please revise the Schedule 13E-3 accordingly. Given that NLP has previously filed such materials as exhibits

Mr. Perry Hindin
April 21, 2014

to the Schedule 13E-3 filed on February 4 and July 19, 2012, please refer to Exchange Act Rule 12b-32.

The Company has revised the Amended Schedule 13E-3 to include as exhibits thereto Centerboard Securities’ presentation materials dated November 14, November 27 and December 27, 2012 and Centerboard Securities’ opinion dated December 27, 2012.  Summaries of the presentation materials and opinion (as required by Item 1015 of Regulation M-A) were previously included in the Preliminary Information Statement filed on March 17, 2014 under the section “SPECIAL FACTORS – Background of the Merger” and such disclosure continues to be included in the Amended Information Statement.

4.           In addition, notwithstanding your response to prior comment 4 regarding the reports prepared by an independent advisory firm in 2005 and 2009, we note that such materials were in fact provided to Centerboard Securities in connection with its fairness advisor services provided to NLP. Please provide the disclosure requested in prior comment 4 and file these reports as exhibits to the Schedule 13E-3.

The Company has revised the disclosure in the Amended Information Statement to include a summary of the 2005 and 2009 reports (as required by Item 1015 of Regulation M-A). The summary appears in the Amended Information Statement under the section “SPECIAL FACTORS – Summary of Management Agreement Reports.”  Additionally, the Company has revised the Amended Schedule 13E-3 to include as exhibits thereto the 2005 and 2009 reports.

Recommendation of the Board of Directors, page 25

5.           We note the Board of Directors’ determination that the Rule 13e-3 transaction is fair to the Unaffiliated Holders. Such term is defined on page 2 of the Information Statement to include NLP’s Unitholders other than the Nichols and Lavin Limited Partners. Item 1014 of Regulation M-A requires that the filing persons state whether they reasonably believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Similarly, Item 1013(d) requires the discussion of the effects of the Rule 13e-3 transaction on affiliates and unaffiliated security holders. It is unclear whether the term Unaffiliated Holders is limited to only those security holders who are not affiliates of NLP, as defined in Exchange Act Rule 13e-3(a)(1), or instead potentially includes affiliates of NLP other than the filing persons, such as certain directors and executive officers of NLP and Managing GP. Please either revise such definition to clarify that such term refers only to the unaffiliated security holders of NLP, or revise the disclosure throughout the information statement, including the Special Factors section, to insure it complies with Items 1013 and 1014 of Regulation M-A. This comment also applies to the fairness determination of the 13E-3 Filing Persons disclosed on page 37 of the Information Statement.

In the Amended Information Statement, the Company has revised the definition of “Unaffiliated Holders” to include “unaffiliated unitholders” of NLP (as required by Item 1014 of Regulation M-A).  Throughout the Amended Information Statement, the Company has also made

Mr. Perry Hindin
April 21, 2014

corresponding revisions where necessary if use of the term “Unaffiliated Holders” as re-defined is no longer appropriate.

Reasons for the Recommendation of the Board…, page 25

6.           Please revise the disclosure to explain how the Board was able to reach a fairness determination regarding the Rule 13e-3 transaction given that many of the factors listed in this section refer to the Merger Consideration which includes a Net Settlement Payment that has yet to be determined. For example, in considering the relationship between the Merger Consideration and the current and historical market prices for NLP’s units, disclosure indicates that the Board used the price of $9.25 per Unit, resulting in premiums to the various listed closing prices that may be significantly in excess of what the premiums would have been had a lower merger consideration been used that factored in anticipated fees and expenses of plaintiff’s counsel and any incentive award payable to the named plaintiffs and awarded by the Court. We note that Centerboard Securities appears to have used a price of $8.73 per Unit as part of its Selected Public Company Analysis. Please also refer to our comment 2 above. Please advise whether the Board intends to reassess or update its fairness determination following final determination of the Net Settlement Amount per Unit.

As noted in the Company’s response to comment no. 2, above, although the Company does not know the exact amount of the Net Settlement Payment, the Company does know the “minimum” amount of the Net Settlement Payment.  The Board was able to reach a fairness determination concerning the merger transaction at its meeting held on February 24, 2014 because the Board was aware, at that time, of the approximate minimum amount of the Net Settlement Payment and determined such approximate minimum amount was well within the range of fairness valuations determined by Centerboard Securities’ analyses.  In fact, as noted in your comment and as disclosed in the Preliminary Information Statement filed on March 17, 2014, Centerboard Securities used $8.73 per Unit as an “estimate” of the net per Unit merger consideration (which amount assumed that the Court would award plaintiffs’ counsel fees and expenses and the plaintiffs an incentive award, in the aggregate, equal to 30% of the settlement fund).

As described above in response to comment no. 2, plaintiffs’ counsel has filed the Petition with the Court.  If the Court should grant the Petition without any reduction in the fees, expenses or incentive award requested in the Petition, then, the net per Unit merger consideration payable to NLP Unitholders (other than the Nichols and Lavin Limited Partners) will be $8.68 per Unit, an amount which is within $0.05 of the estimate used by Centerboard Securities.

Additionally, as a result of the filing of the Petition, on April 16, 2014, the Board of Directors held a meeting to consider the Petition and the resulting minimum net per Unit merger consideration payable to NLP’s Unitholders.  At the Board of Directors meeting, the Board reviewed Centerboard Securities’ presentation dated February 24, 2014 concerning the range of valuations at which a transaction would be fair to NLP’s Unitholders and compared the minimum net merger consideration of $8.68 per Unit to such ranges and determined that such

Mr. Perry Hindin
April 21, 2014

minimum net merger consideration remained within the range of fair value in all three valuation analyses performed by Centerboard Securities.  After further deliberations at the April 16th Board of Directors meeting, the independent members of the Board of Directors voted to reaffirm their prior conclusion that the merger transaction is advisable, fair to, and in the best interests of NLP and its unaffiliated Unitholders.

The Company has revised the Amended Information Statement to reflect the filing of the Petition, the resulting calculation of the “minimum” net per Unit merger consideration and the actions of the Board taken at the Board of Directors meeting held on April 16, 2014.

7.           The information statement contains several references to the August 21 Proposal when it appears the intended reference is to the August 31 Proposal. Please revise accordingly.

All references in the Amended Information Statement have been revised to refer to the “August 31 Proposal.”

8.           The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 29 that the board adopted the analysis and opinion of Centerboard Securities, please note that to the extent the board’s or Centerboard Securities’ discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the 13E-3 Filing Persons. We note that the discussion and analysis of the board of directors does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Please revise accordingly. If you believe that Centerboard Securities’ analysis and opinion covers one or both of these factors, please refer us to the specific disclosure that you believe addresses these factors.

The Company has revised the disclosure in the Amended Information Statement regarding factors considered by the Board of Directors to address paragraphs (c), (d) and (e) and the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A.  The revised disclosure is included in the Amended Information Statement under the sections “SPECIAL FACTORS – Recommendation of the Board of Directors” and “SPECIAL FACTORS - Reasons for the Recommendation of the Board of Directors.”

 9.           Similarly, the discussion of the factors considered by the 13E-3 Filing Persons on pages 37 and 38 does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. In addition, if the procedural safeguard in Item 1014(c) was not considered, please

Mr. Perry Hindin
April 21, 2014

explain why the 13E-3 Filing Persons believe the proposed merger is procedurally fair in the absence of such safeguard. Please revise accordingly.

The Company has revised the disclosure in the Amended Information Statement regarding factors considered by the 13E-3 Filing Persons to address paragraphs (c), (d) and (e) and the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A.  The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Position of the 13E-3 Filing Persons as the Fairness of the Merger.”

Opinion of Financial Advisor, page 30

10.           In your response letter, please identify and describe all of the documents that constitute the “internal documents” referenced on page 31 of the information statement.

Centerboard Securities has advised the Company that the “internal documents” referenced on page 31 of the Preliminary Information Statement filed on March 17, 2014 include the following:

(1)
a statement of income for NLP and each of its properties as forecasted for the 12 month period ended December 31, 2014 (note: this forecast is described as the “2014 Budget” in comment no. 11 below and is summarized in the Information Statement under the heading “SPECIAL FACTORS – Projected Financial Information”);

(2)	a summary of 2013 capital expenditures made at the Company’s multifamily properties; and

(3)	a summary of 2013 occupancy rates at the Company’s properties.

11.           Pursuant to our telephone conversation, you have provided us on a supplemental basis the document entitled the “2014 Budget” and have indicated that it is one of the internal documents referenced on page 31. The disclosure on page 31 indicates that Centerboard Securities’ procedures, investigations and financial analyses with respect to the preparation of its opinion included its review of these internal documents relating to the history, current operations, and probable future outlook of NLP. It is the Staff’s view that financial projections prepared by or on behalf of NLP that are materially related to the going-private transaction must be disclosed to security holders regardless of whether such projections were provided to NLP’s financial advisor, the buyer or any potential bidder. Similar to the disclosure of Projected Financial Information on page 39, please disclose the 2014 Budget along with the underlying estimates and assumptions.

The “2014 Budget” that was provided on a supplemental basis is the same document as the “2014 Forecast” described in the Preliminary Information Statement filed on March 17, 2014 under the heading “SPECIAL FACTORS – Projected Financial Information.”  As discussed in our telephone call, the Company has revised the disclosure in the Amended Information

Mr. Perry Hindin
April 21, 2014

Statement to also provide management’s estimate of operating expenses for each property and totals for all properties and to disclose material assumptions upon which the forecast was based.

12.           Disclosure on page 32 indicates that Centerboard Securities made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions. Refer to 1015(b)(6) of Regulation M-A.

Centerboard Securities has advised the Company that the material assumptions upon which it based its opinion are those assumptions specified in the bullet point list included on page 32 in the Preliminary Information Statement filed on March 17, 2014 (which list immediately precedes the disclosure referenced in comment no. 12).  Therefore, in the Amended Information Statement, Centerboard Securities has instructed the Company to delete the sentence referenced in comment no. 12 as it is extraneous because all material assumptions are disclosed.

Selected Public Company Analysis, page 33

13.           We note that Centerboard Securities performed a Selected Public Company Analysis and selected the three companies based on their similarities with NLP with regard to product offerings and geography. Please expand the disclosure to provide additional detail regarding product offerings and geography.

The Company revised the disclosure in the Amended Information Statement to further explain why Centerboard Securities selected the three companies and their product offerings and geography.  The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Opinion of the Financial Advisor.”

14.           Please also advise us whether the criteria were consistently applied and, if any company other than these three companies was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Please also advise why Highwoods Properties Inc. was selected as part of Centerboard Securities’ analysis based on its similarity to NLP, yet the disclosure on page 34 indicates that it was not included in its analysis. Revise to reconcile the disclosure, if applicable.

Centerboard Securities has advised the Company that the criteria were consistently applied and no company was deliberately excluded from the dataset.

Centerboard Securities has also advised the Company that Highwoods Properties, Inc., a suburban office building REIT, was originally selected by Centerboard Securities as part of the review of public companies due to the fact that the Company’s property portfolio includes suburban office building properties.  Highwoods Properties’ portfolio, while not necessarily representative of the Company’s office properties, were closest in similarity out of all other publicly-traded office real estate companies.  However, as stated on page 34 of the Preliminary

Mr. Perry Hindin
April 21, 2014

Information Statement filed on March 17, 2014, Centerboard Securities ultimately excluded Highwoods Properties from its analysis because its size and predominant focus on office properties made it significantly dissimilar to the Company as a whole, which only dedicates a small portion of its business to suburban office building properties.

Miscellaneous, page 36

15.           We note the disclosure on page 36 that “the Merger Consideration was determined through arm’s-length negotiations…” If you are referring to negotiations between Schedule 13E-3 Filing Persons and the Special Committee, please delete references to “arm’s-length” discussions or negotiations. Such references are inappropriate in a transaction negotiated with a related party.

The disclosure in the Amended Information Statement has been revised to delete the reference to “arm’s-length” discussions.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 36

16.           Refer to our comment 6 above. We issue this comment with respect to the position of the 13E-3 Filing Persons and its consideration of current and historical market prices for Units.

Please see the Company’s response provided to comment no. 6, above.  The Company has revised the disclosure in the Amended Information Statement with respect to the position of the 13E-3 Filing Persons and their consideration of current and historical market prices for Units.  The disclosure in the Amended Information Statement has been revised to contemplate the minimum net merger consideration payable to the Unitholders (i.e., $8.68 per Unit).

Projected Financial Information, page 39

17.           The first paragraph before the table on page 40 refers to “numerous assumptions and estimates.” Please disclose these estimates and assumptions.

The Company has revised the disclosure in the Amended Information Statement to disclose the material assumptions and estimates relied upon in determining the 2014 Forecast.  The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Projected Financial Information.”

Financing of the Merger, page 49

18.           Please disclose the term of the letter of credit. Refer to Item 1007(d)(1) of Regulation M-A. Provide the disclosure required by Item 1007(d)(2).

The Company has revised the disclosure in the Amended Information Statement to disclose the term of the line of credit and to provide disclosure required by Item 1007(d)(2) of Regulation M-

Mr. Perry Hindin
April 21, 2014

A.  The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Financing of the Merger.”

19.           Please disclose any alternative financing arrangements or plans in the event the primary financing falls through. If none, so state. Refer to Item 1007 (b) of Regulation M-A. Also, describe NLP’s plans, if known, should Parent and Merger Sub be unable to secure financing to consummate the merger.

The Company has revised the disclosure in the Amended Information Statement to disclose that there are no commitments or assurances for alternate financing and that there are no plans or arrangements to refinance, prepay or repay any loans the proceeds of which are used to finance the merger consideration and related costs and expenses. The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Financing of the Merger.”

Annex C – Opinion of Financial Advisor

20.           Assumption 9 of the opinion assumes Unitholders will receive a minimum of 70% of the settlement payment, or $5,181,041. Please advise what this represents on a per Unit basis.

Seventy percent (70%) of the settlement payment or $5,181,041 represents $1.23 per Unit.  This assumption is also included in the Amended Information Statement under the section “SPECIAL FACTORS – Opinion of the Financial Advisor” and in such section the Company has revised the disclosure to note that such amount represents $1.23 per Unit.

Termination, page 67

21.           Please clarify whether the inability of the Parent and the Merger Sub to secure financing would result in sufficient reasons for NLP to terminate the merger agreement on or after September 30, 2014.

The Company has revised the disclosure in the Amended Information Statement to provide that if Parent or Merger Sub is unable to secure financing to consummate the merger, it is expected that NLP would declare a default under the Merger Agreement and pursue all of its rights and remedies (including claims for damages or specific performance) against Parent, Merger Sub and their respective affiliates.  The Company has revised the disclosure in the Amended Information Statement concerning this comment under the sections “SPECIAL FACTORS – Financing of the Merger” and “THE MERGER AGREEMENT – Termination.”

We believe that this response, including Annex A hereto, addresses the matters raised in your comment letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours, TAFT STETTINIUS & HOLLISTER LLP /s/ Kimberly M. Copp

Mr. Perry Hindin
April 21, 2014

ANNEX A

Each undersigned filing person acknowledges that:

▪	such filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 21st day of April 2014.

[SIGNATURE PAGE FOLLOWS]

Mr. Perry Hindin
April 21, 2014

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By:        NTS Realty Capital, Inc.,
its managing general partner

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial Officer

NTS REALTY CAPITAL, INC.

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial Officer

NTS MERGER PARENT, LLC

By: /s/ Brian F. Lavin
Name: Brian F. Lavin
Title: Manager

NTS MERGER SUB, LLC

By: /s/ Brian F. Lavin
Name: Brian F. Lavin
Title: Manager

J.D. NICHOLS

/s/ J.D. Nichols
J.D. Nichols

BRIAN F. LAVIN

/s/ Brian F. Lavin
Brian F. Lavin